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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

PharmChem Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

717133102

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Willow Creek Capital Management

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b)

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 595,700
7. Sole Dispositive Power _____
8. Shared Dispositive Power 595,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 595,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 10.18%

12. Type of Reporting Person (See Instructions)

IA

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Aaron H. Braun

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b)

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 595,700
7. Sole Dispositive Power _____
8. Shared Dispositive Power 595,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 595,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 10.18%

12. Type of Reporting Person (See Instructions)

IN

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

WC Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 595,700
7. Sole Dispositive Power _____
8. Shared Dispositive Power 595,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 595,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 10.18%

12. Type of Reporting Person (See Instructions)

OO

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Willow Creek Offshore Fund

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) x

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 595,700
7. Sole Dispositive Power _____
8. Shared Dispositive Power 595,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 595,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 10.18%

12. Type of Reporting Person (See Instructions)

OO

________

________

Item 1.

(a) Name of Issuer

PharmChem Inc.

(b) Address of Issuer's Principal Executive Offices

1505A O'Brien Drive, Menlo Park, California 94025

Item 2.

(a) The names of the persons filing this statement are:

Willow Creek Capital Management ("Willow Creek"), Willow Creek Offshore Fund, WC Capital Management, LLC and Aaron H. Braun

(collectively, the "Filers").

(b) The principal business office of the Filers is located at:

17 East Sir Francis Drake Blvd., Suite 100, Larkspur, California 94939

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 717133102

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). One of the Filers, Willow Creek, is a registered investment adviser.

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). Aaron H. Braun is the control person of Willow Creek Capital Management.

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Willow Creek Capital Management is a registered investment adviser and is the manger of WC Capital Management, LLC. The clients of Willow Creek Capital Management and WC Capital Management, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock, other than those of Willow Creek Offshore Fund, are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Willow Creek is a registered investment adviser and the manager of WC Capital Management, LLC. WC Capital Management, LLC is the general partner of investment limited partnerships of which Willow Creek is the investment adviser. Mr. Braun is the controlling shareholder of Willow Creek. Willow Creek Offshore Fund is filing this report jointly with the other reporting persons, but not as a member of a group and expressly disclaims membership in a group.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002

Willow Creek Capital Management By: Aaron H. Braun President	Willow Creek Offshore Fund By: WC Capital Management, LLC Attorney-in-fact By: Willow Creek Capital Management, Manager By: Aaron H. Braun President
Aaron H. Braun	WC Capital Management, LLC By: Willow Creek Capital Management, Manager By: Aaron H. Braun President